UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.

401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.

402 Industrial Lane

Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Books-A-Million, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401K Profit Sharing Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 28, 2013

Birmingham, Alabama

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
ASSETS
Investments, at fair value	$18,616,928	$16,757,297
Notes receivable from participants	1,047,004	1,204,553
Participant contributions receivable	—	60,248
Company contributions receivable	337,410	321,776

Total assets	20,001,342	18,343,874
LIABILITIES
Excess contributions payable	52,393	101,675

Total liabilities	52,393	101,675

Net assets available for benefits, reflecting investments at fair value	19,948,949	18,242,199
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(47,334)	(63,645)

Net assets available for benefits	$19,901,615	$18,178,554

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

Additions to net assets available for benefits attributed to:
Investment income:
Net appreciation in fair value of investments	$1,818,360
Interest and dividends	321,739

2,140,099
Interest income on notes receivable from participants	43,036
Contributions:
Company contributions	337,822
Participant contributions	1,418,408
Rollovers from participants	168,382

1,924,612

Total additions	4,107,747
Deductions from net assets available for benefits attributed to:
Distributions to participants	2,369,045
Administrative expenses	15,641

Total deductions	2,384,686

Net increase	1,723,061
Net assets available for benefits:
Beginning of year	18,178,554

End of year	$19,901,615

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). All employees of Books-A-Million, Inc. and its subsidiaries (the “Company”) who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan. Under a trust agreement effective September 12, 2003, SunTrust Bank, NA (the “Trustee”) was appointed trustee for the Plan.

Contributions

Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their eligible compensation, subject to Internal Revenue Service (“IRS”) pre-tax deferral limits as defined. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. Participants age 50 and older may also make catch-up contributions as defined by the IRS. The Company may make a discretionary contribution equal to a uniform percentage or dollar amount of the participant’s elective deferrals, which is determined annually. In order for participants to receive discretionary matching contributions, they must meet minimum annual service requirements and be actively employed as of the last day of the Plan year. For the Plan year ended December 31, 2012, the Company’s contributions to the Plan equaled a discretionary matching contribution of 50% of the first 3% of a participant’s eligible compensation. All contributions are subject to certain limitations of the Internal Revenue Code (“Code”).

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution. Participants are also charged with an allocation of administrative expenses, if any, based on the funds invested, as defined. Participants may direct their contributions, any Company discretionary matching contributions and any related earnings into various investment options available under the Plan. The Plan currently offers various mutual funds, collective trust funds, money market accounts and Company stock. In addition, participants are allowed to change their investment elections at any time. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company’s discretionary matching contributions, plus actual earnings (losses) thereon, is based upon years of service. A participant vests 20% a year after completion of one year of service and is 100% vested after five years of credited service.

Forfeitures

Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $20, 006 and $27,251, respectively. Under the terms of the Plan agreement, forfeitures can be used to pay Plan expenses or can be used to reduce future Company contributions to the Plan. During 2012, Company contributions were reduced by $27,251 from forfeited nonvested accounts.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance. The loans are issued by the Plan and secured by the balance in the participant’s account. Loans with a face amount less than $2,000 must be repaid within a period of three years. All other loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend beyond 15 years. Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent. Principal and interest are repaid to the Plan ratably through biweekly payroll deductions.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum distribution or installment payments on a quarterly or annual basis. A participant whose vested account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to their vested account balance.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”, or the “Codification”) 820, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds and money market funds are valued at the quoted net asset values (“NAV”) of shares held by the Plan at year-end. Collective trust funds are valued based on their NAV reported by the investment advisor in the financial statements of the collective trust funds at year-end. All collective trust funds, except for the SunTrust Retirement Stable Asset Fund and the Federated Capital Preservation Fund, provide for daily participant redemptions by the Plan at reported NAV per share, with no advance notice requirement.

SunTrust Retirement Stable Asset Fund

A participant’s ownership of the SunTrust Retirement Stable Asset Fund (“Collective Fund”) is represented by units. Units are issued or redeemed at the Collective Fund’s net unit value, which ordinarily represents contract value. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice to the trustee. The Collective Fund imposes certain restrictions on the Plan. Certain events may limit the Collective Fund’s ability to transact at contract value with the Plan, including withdrawals associated with certain events that are not in the ordinary course of Collective Fund operations and that could have a material adverse effect on the Collective Fund’s financial interest and certain wrap agreement termination provisions. Wrap agreements permit the Collective Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap agreement if the book value or the market value of the agreement equals zero. During 2012, the Plan removed the Collective Fund from the investment options available to participants.

Federated Capital Preservation Fund

A participant’s ownership in the Federated Capital Preservation Fund (“Preservation Fund”) is represented by units. Participants may purchase units of the Preservation Fund daily based on an established unit value of $10.00. The Plan is permitted to redeem units of the Preservation Fund for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the participant’s interest in the Plan to another investment election that is a noncompeting investment, or paying Trustee fees. Withdrawals from the Preservation Fund may be made for all other purposes upon twelve months advance written notice to the Preservation Fund’s trustee. Certain events may limit the ability of the Preservation Fund to transact at the established unit value of $10.00, such as mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Preservation Fund. Plan management believes that occurrence of these events and circumstances that would cause the Preservation Fund to transact at less than contract value is not probable.

As described in ASC 946-210-45, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. The Plan invests in investment contracts through a collective trust fund. The fair value is estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. As required under ASC 946-210-45, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust funds, as well as the adjustments of the investments in the collective trust funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in the U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

3. INVESTMENT INFORMATION

Individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2012	2011
Mutual funds:
Fidelity Advisor Stock Selector All Cap Fund - Class T	$—	$3,247,594
Fidelity Advisor Stock Selector All Cap Fund - Class A	3,570,493	—
MFS Value Fund	2,068,740	1,831,560
RidgeWorth Moderate Allocation Strategy Fund	1,327,802	1,198,092
T. Rowe Price Retirement 2040 Fund - R Class	—	1,400,208
T. Rowe Price Retirement 2040 Fund - Advisor Class	1,153,594	—
T. Rowe Price Retirement 2050 Fund - Advisor Class	1,013,072	—
Collective trust funds:
Federated Capital Preservation Fund (at contract value)*	2,686,353	—
SunTrust Retirement 500 Index Fund - Class B	1,700,945	1,514,239
SunTrust Retirement Stable Asset Fund (at contract value)**	—	2,833,632

*	The fair value of the Plan’s investment in the Federated Capital Preservation Fund was $2,733,687 and $0 at December 31, 2012 and 2011, respectively.
**	The fair value of the Plan’s investment in the SunTrust Retirement Stable Asset Fund was $0 and $2,897,277 at December 31, 2012 and 2011, respectively.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

December 31, 2012
Mutual funds	$1,451,957
Collective trust funds	317,977
Company stock	48,426

Total net appreciation in fair value of investments	$1,818,360

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

4. FAIR VALUE MEASUREMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Company stock	$393,341	$—	$—	$393,341
Domestic mutual funds	13,045,512	—	—	13,045,512
International mutual funds	433,887	—	—	433,887
Preservation collective trust fund (a)	—	2,733,687	—	2,733,687
Equity index collective trust fund (b)	—	1,700,945	—	1,700,945
Money market fund	309,556	—	—	309,556

Total investments, at fair value	$14,182,296	$4,434,632	$—	$18,616,928

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Company stock	$396,755	$—	$—	$396,755
Domestic mutual funds	11,160,498	—	—	11,160,498
International mutual funds	368,445	—	—	368,445
Stable value collective trust fund (c)	—	2,897,277	—	2,897,277
Equity index collective trust fund (b)	—	1,514,239	—	1,514,239
Money market fund	420,083	—	—	420,083

Total investments, at fair value	$12,345,781	$4,411,516	$—	$16,757,297

(a) – The primary investment objective of the preservation collective trust fund is to maintain stability of principal and offer high current income to participants (see Note 2 for more information).

(b) – The strategy of the equity index collective trust fund is to invest in equity securities that replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index. The fund is daily valued and has no significant restrictions.

(c) – The stable value collective trust fund’s primary investment objective is preservation of capital while also seeking a reasonable stable monthly return and a high degree of liquidity for participant withdrawals (see Note 2 for more information).

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6. EXCESS CONTRIBUTIONS PAYABLE

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, collective trust funds and money market funds managed by SunTrust Bank, NA, the trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt for the prohibited transaction rules under ERISA. The fair market value of the Company stock held as investments as of December 31, 2012 and 2011 was $393,341 and $396,755, respectively.

9. INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype Plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012 and December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$19,901,615	$18,178,554
Contributions receivable from the Company	(337,410)	(321,776)
Contributions receivable from the Participants	—	(60,248)
Excess contributions payable	52,393	101,675
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	47,334	63,645

Net assets available for benefits per Form 5500	$19,663,932	$17,961,850

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2012
Total investment gain per the financial statements	$2,140,099
Prior year adjustment from fair value to contract value for interest in collective trust	(63,645)
Current year adjustment from fair value to contract value for interest in collective trust	47,334

Net appreciation in fair value per Form 5500	$2,123,788

The following is a reconciliation of contributions per the financial statements to Form 5500:

December 31, 2012
Total contributions per the financial statements	$1,924,612
Prior year contributions receivable	382,024
Current year contributions receivable	(337,410)
Prior year excess contributions payable	(101,675)
Current year excess contributions payable	52,393

Total contributions per Form 5500	$1,919,944

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Amounts currently receivable by the Plan and payable to participants, dependents and beneficiaries are not recorded on the
Form 5500, as the Form 5500 has been prepared based on the cash method of accounting.

11. SUBSEQUENT EVENTS

Management evaluated subsequent events through the financial statements issuance date of June 28, 2013.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN – 63-0798460 PLAN NUMBER - 001

DECEMBER 31, 2012

(a) (b) Identity of issue, borrower, lessor or similar party		(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(e) Current value
	Oppenheimer Developing Markets A	Mutual Funds	$39,943
	Janus Overseas Fund I	Mutual Funds	3,013
	Allianz NFJ International Value A	Mutual Funds	390,931
	Invesco Small Cap Growth A	Mutual Funds	420,762
	RidgeWorth Small Cap Value Equity I	Mutual Funds	549,477
	Janus Enterprise Fund I	Mutual Funds	67,885
	Federated Mid-Cap Index Svc	Mutual Funds	114,074
	T. Rowe Price Growth Stock Fund - Adv	Mutual Funds	350,119
	Fidelity Advisor Stk Sel All Cap A	Mutual Funds	3,570,493
*	SunTrust Retirement 500 Index Fd Class B	Collective Trusts	1,700,945
	MFS Value R3	Mutual Funds	2,068,740
	T. Rowe Price Retirement 2010 Adv	Mutual Funds	181,997
	T. Rowe Price Retirement 2020 Adv	Mutual Funds	446,246
	T. Rowe Price Retirement 2030 Adv	Mutual Funds	910,562
	T. Rowe Price Retirement 2040 Adv	Mutual Funds	1,153,594
	T. Rowe Price Retirement 2050 Adv	Mutual Funds	1,013,072
	RidgeWorth Moderate Allocation Strat I	Mutual Funds	1,327,802
	PIMCO Total Return A	Mutual Funds	86,190
	RidgeWorth US Government Securities I	Mutual Funds	784,499
	Federated Capital Preservation Fund ISP	Collective Trusts	2,733,687
*	SunTrust Bank FDIC Insured Account	Money Market	309,556
	Books-A-Million, Inc. Employer Stock	Employer Stock	393,341

	Total investments		18,616,928
	Notes receivable from participants	Various maturity dates (interest rates ranging from 4.25% to 9.25%)	1,047,004

	Total assets held		$19,663,932

*	Represents a party-in-interest.

Column (d) has not been presented as this information is not applicable.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: June 28, 2013	by:	/s/ R. Todd Noden
R. Todd Noden
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.